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SEC FILE NUMBER
8-30780

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/14 (MM/DD/YY) AND ENDING 06/30/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
VSR Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8620 W. 110th Street, Suite 200
(No. and Street)

Overland Park (City) KS (State) 66210 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Eileen M. Quint (913) 498-2900
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name - if individual, state last, first, middle name)

1100 Walnut Street, Suite 1300 (Address) Kansas City (City) Missouri (State) 64106 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Eileen M. Quint, affirm that, to the best of my knowledge and belief, the accompanying financial statements for the year ended June 30, 2015, and supplemental schedules as of June 30, 2015, pertaining to VSR Financial Services, Inc (the "Company") are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

EVELYN DENISE GILLESPIE
Notary Public-State of Kansas
My Appt. Expires 9/10/19

Signature 12-10-15
Date

Chief Financial Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

(x)		Independent Auditors' Report
(x)	(a)	Facing Page
(x)	(b)	Statement of Financial Condition
(x)	(c)	Statement of Loss
(x)	(d)	Statement of Cash Flows
(x)	(e)	Statement of Changes in Stockholder's Equity
(x)	(f)	Statement of Changes in Liabilities Subordinated to Claims of General Creditors
(x)		Notes to Financial Statements
(x)	(g)	Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934
( )	(h)	Computation for Determination of Reserve Requirement for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (claims an exemption from requirements. See Note 10 to financial statements)
( )	(i)	Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (claims an exemption from requirements. See Note 10 to financial statements)
( )	(j)	A Reconciliation, including Appropriate Explanations of the Computation of Net Capital under Rule 15c3-1 (included in item g) and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-3 (Not Required)
( )	(k)	A Reconciliation Between the Audited and Unaudited Statements of Financial Condition with Respect to Methods of Consolidation (not applicable)
(x)	(l)	An Oath or Affirmation
(x)	(m)	A Copy of the SIPC Supplemental Report (Filed as a Separate Document)
( )	(n)	A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control)

** For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

VSR FINANCIAL SERVICES, INC.
(SEC I.D. No. 8-30780)

STATEMENT OF FINANCIAL CONDITION
AS OF JUNE 30, 2015 AND
INDEPENDENT AUDITORS' REPORT

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a PUBLIC DOCUMENT.

VSR FINANCIAL SERVICES, INC.

STATEMENT OF FINANCIAL CONDITION
AS OF JUNE 30, 2015

ASSETS	
Cash and cash equivalents	$ 7,915,282
Cash segregated under federal regulations	27,590
Fees and commissions receivable	5,844,545
Receivable from brokers, dealers, and clearing Organizations	675,949
Income tax receivable	2,417,140
Other assets	776,752
TOTAL ASSETS	$ 17,657,258
LIABILITIES AND STOCKHOLDER'S EQUITY	
LIABILITIES:	
Commissions payable	$ 4,659,648
Accrued expenses and accounts payable	4,832,835
Deferred revenue	568,754
Total liabilities	10,061,237
Commitments and contingencies see note 8	
STOCKHOLDER'S EQUITY	7,596,021
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 17,657,258

See notes to financial statements.

1. ORGANIZATION AND DESCRIPTION OF THE COMPANY

VSR Financial Services, Inc. (the "Company") is a fully disclosed introducing broker-dealer registered under the Securities Exchange Act of 1934, a registered investment advisor, a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), and of the National Futures Association ("NFA"). The Company provides brokerage, investment advisory and financial planning services, and insurance services to the public nationally through independent advisors.

The Company is a wholly owned subsidiary of VSR Group, LLC. ("Group"). Effective March 11, 2015, Group became a wholly owned subsidiary of RCS Capital Corporation ("RCAP"). The purchase accounting adjustments related to this acquisition are all accounted for at the Group level and not pushed down to the Company.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The statement of financial condition was prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates

The preparation of the statement of financial condition in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the statement of financial condition. Accordingly, actual results could differ from those estimates, and these differences could be material.

Cash and Cash Equivalents

Cash and cash equivalents include all highly liquid instruments purchased with original maturities of 90 days or less.

Cash Segregated Under Federal Regulations

The Company segregates cash pursuant to the requirements of the Securities and Exchange Commission ("SEC") Rule 15c3-3 for the exclusive benefit of customers.

Fees and Commissions Receivable

Fees and commissions receivable includes commissions from mutual funds, private placement securities, variable annuities, insurance product purchases transacted directly with the product manufacturers, and mutual fund and annuity trailers.

Receivable from Brokers, Dealers and Clearing Organizations

Receivables from brokers, dealers and clearing organizations include receivables that arise in the ordinary course of the Company's brokerage activities.

VSR FINANCIAL SERVICES, INC.
(SEC I.D. No. 8-30780)

STATEMENT OF FINANCIAL CONDITION
AS OF JUNE 30, 2015 AND
INDEPENDENT AUDITORS' REPORT

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a PUBLIC DOCUMENT.

The Company failed to record certain commission and advisory fees revenue accruals and deferrals as the Company previously accounted for certain of these revenues on a cash basis. The Company failed to record payroll and benefits and the deferred tax benefit related to share-based compensation agreements. The Company previously reported deposits at clearing organizations as cash and cash equivalents.

As a result of these corrections, the following adjustments have been made to the previously reported June 30, 2014 stockholder's equity.

	Balance as of June 30, 2014, as previously reported	Adjustment	Balance at June 30, 2014, as restated
Cash and cash equivalents	$1,288,498	($137,423)	$1,151,075
Commissions receivable	5,067,337	2,597,017	7,664,354
Receivable From Brokers, Dealers, And Clearing Organizations	0	91,633	91,633
Income tax receivable	518,671	(79,935)	438,736
Deferred income taxes	413,500	5,591,727	6,005,227
Deferred income taxes – Valuation Allowance		(6,005,227)	(6,005,227)
Other assets	130,620	504,286	634,906
Commissions payable	4,171,156	2,516,241	6,687,397
Accounts payable and accrued expenses	1,270,461	379,845	1,650,306
Deferred revenue		346,286	346,286
Stockholder's Equity	$3,070,070	($680,294)	$2,389,776

As the prior period financial statement has not been presented herein, the restatement has been effected as an adjustment to the opening stockholder's equity balance. These adjustments were audited in connection with the audit of the June 30, 2015 financial statement. See note 9 for the impact of the restatement on net capital.

3. FAIR VALUE DISCLOSURES

The Company determines fair value based on quoted prices when available or by alternative approaches, such as discounting the expected cash flows using market interest rates commensurate with the credit quality and duration of the investment. U.S. GAAP defines three levels of inputs that may be used to measure fair value:

Level 1 - Quoted prices in active markets for identical assets and liabilities that the reporting entity has the ability to access at the measurement date

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset and liability or can be corroborated with observable market data for substantially the entire contractual term of the asset or liability

Level 3 - Unobservable inputs that reflect the entity's own assumptions about the data inputs that market participants would use in the pricing of the asset or liability and are consequently not based on market activity

The determination of where an asset or liability falls in the hierarchy requires significant judgment and considers factors specific to the asset or liability. In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is the most significant to the fair value measurement in its entirety.

A review of the fair value hierarchy classification is conducted on an annual basis. Changes in the type of inputs may result in a reclassification for certain assets. The Company assumes all transfers occur at the beginning of the quarterly reporting period in which they occur. For the year ended June 30, 2015, there were no transfers between Levels 1, 2 and 3.

The Company's fair value hierarchy for those assets measured at fair value on a recurring basis by product category as of June 30, 2015 is as follows:

	Level 1	Level 2	Level 3	Total
Assets:				
Other	$ ----	$ 22,350	$ —	$ 22,350

The Company had no level 3 assets at June 30, 2014. Accordingly, the level 3 roll forward is not presented herein.

4. SHARE-BASED COMPENSATION

Stock Appreciation Rights

Group, the Company's parent, adopted the 2009 and 2013 Stock Appreciation Rights Plans in prior years. Stock Appreciation Rights (SARs) were granted to a select group of management and highly compensated employees of the Company. The 2009 and 2013 plans had vesting periods of 90-days and two years, respectively and expiration dates of ten years after they were granted. The awards are treated as liability awards. In prior reporting periods, the fair value of the SARS was estimated using a Black-Scholes valuation model on the date of grant and were revalued at each reporting period. All SARS vested and were settled immediately prior to the acquisition of Group by RCAP. This resulted in a $1,584,845 non-cash capital contribution received from Group within stockholder's equity.

Representative Stock Options

On January 1, 2011, Group adopted the Representative Incentive Stock Compensation Plan (Rep Plan), which provides for the granting of stock options to non-employee registered representatives (Reps) of the Company. There were 50,000 shares of Group stock authorized for grant under the Rep Plan. The plan granted options based on an individual Rep's income earned over five Periods compared to all of the Company's Reps. The Rep Plan specified five periods, each of which a separate group of Reps would be selected to receive awards based on the income earned by all Reps for each of those five Periods. The top forty Reps for each of the five periods would receive an award commensurate to their proportion of income (in relation to the total income for the top forty Reps) for that period. Under the original terms of the plan, the Rep Plan options were expected to be issued following the plan year ended December 31, 2015.

In August 2014, Group modified the rep plan to award shares under the plan under the condition of the acquisition of Group by RCAP. The fair value of the Rep Plan was estimated using a Monte Carlo simulation valuation model on the date of grant and were revalued at each reporting period. Upon the acquisition of Group by RCAP on March 11, 2015, Group shares were issued to Reps. This resulted in a $1,663,089 non-cash capital contribution received from Group within stockholder's equity.

Employee Incentive Stock Options

On December 28, 2002, Group adopted the Employee Incentive Compensation Plan (ISO), which provides for the granting of stock options to key employees of the Company. The ISOs had a vesting period of 90-days and an expiration date of ten years after they were granted. There were 300,000 shares of Group stock authorized for grant under the ISO plan. Upon exercise, shares may have been newly issued shares or shares, which were issued but not outstanding ("treasury stock"). The fair value of the ISOs was estimated using a Black-Scholes valuation model on the date of grant. All ISOs were settled immediately prior to the acquisition of Group by RCAP.

5. INCOME TAXES

Deferred income tax assets are recognized if, in the Company's judgment, their realizability is determined to be more likely than not. If a deferred tax asset is determined to be unrealizable, the Company records a valuation allowance.

Management assesses the available positive and negative evidence to estimate whether sufficient future taxable income will be generated to permit use of existing deferred tax assets. A significant piece of objective negative evidence evaluated was the cumulative loss incurred over the prior three-year period ended June 30, 2015. Such objective evidence limits the ability to consider other subjective evidence, such as our projections for future growth.

Based on Management's evaluation, as of June 30, 2015, a valuation allowance of $6,918,394 has been recorded to recognize only the portion of the deferred tax asset that is more likely than not to be realized. The amount of the deferred tax asset considered realizable, however, could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased or if objective negative evidence in the form of cumulative losses is no longer present and additional weight is given to subjective evidence such as our projections for growth.

The components of the deferred income taxes as of June 30, 2015 were as follows:

Deferred tax assets		
Net operating loss carryforward	$	5,236,505
Reserves and accruals not currently deductible for tax purposes		1,554,476
Other		127,413
Gross deferred tax assets		6,918,394
Valuation allowance		(6,918,394)
Deferred tax assets, net of valuation allowance	$	-

The Company believes that, as of June 30, 2015, it had no material uncertain tax positions. Interest and penalties relating to unrecognized tax expenses (benefits) are recognized in income tax expense, when applicable. There was no liability for interest or penalties accrued as of June 30, 2015.

The Company will file tax returns in various state jurisdictions. The Company's federal and state income tax returns are open to audit under the statute of limitations for the 2011 through 2014 tax years.

6. EMPLOYEE BENEFIT PLANS

401(k) and Health and Welfare Benefit Plan for Employees —The employees of the Company are covered by a 401(k) defined contribution plan and a health and welfare benefit plan. Subject to eligibility requirements, all employees with one year of service are eligible to participate. The 401(k) plan features an employer-matching program.

7. RELATED PARTY TRANSACTIONS

During the year ended June 30, 2015, Group charged the Company rent. There was no related payable to Group as of June 30, 2014. Such expenses, which are recorded because of transactions and agreements with affiliates, may not be the same as those recorded if the Company was not a wholly owned subsidiary of Group.

The Company recorded share-based compensation that was associated with Group's common stock. During the year ended June 30, 2015, the Company recorded $3,247,934 as a non-cash capital contribution associated with the share-based compensation.

During the year ended June 30, 2015, Group paid litigation expenses of $4,713,879 on behalf of the Company in accordance with an indemnification agreement. This payment by Group on behalf of the Company is recorded as a non-cash capital contribution.

The Company earns commission and marketing reallowance revenue from entities under common control from the sale of non-publicly traded Real Estate Investment Trusts. At June 30, 2015, outstanding receivable from affiliates in connection with these transactions of $14,868 was included in fees and commissions receivable.

RCAP allocates a portion of its general administrative expenses to the Company. At June 30, 2015, outstanding payables to affiliates in connection with these services of $234,425 were included in accrued expenses and accounts payable.

Cetera Financial Group, an entity under common control allocates a portion of its insurance expenses to the Company. At June 30, 2015, outstanding payables to affiliates in connection with these services of $278,301 were included in accrued expenses and accounts payable. Such expenses, which are recorded because of transactions and agreements with affiliates, may not be the same as those recorded if the Company was not an affiliate of Cetera Financial Group.

8. COMMITMENTS AND CONTINGENCIES

Legal proceedings related to business operations— The Company is involved in legal proceedings from time to time arising out of their business operations, including arbitrations and lawsuits involving private claimants, subpoenas, investigations and other actions by government authorities and self-regulatory organizations. In view of the inherent difficulty of predicting the outcome of such matters, particularly in cases in which claimants seek substantial or indeterminate damages, the Company cannot estimate what the possible loss or range of loss related to such matters will be. The Company recognizes a liability with regard to a legal proceeding when it believes it is probable a liability has occurred and the amount can be reasonably estimated. If some amount within a range of loss appears at the time to be a better estimate than any other amount within the range, the Company accrues that amount. When no amount within the range is a better estimate than any other amount, the Company accrues the minimum amount in the range. The Company maintains insurance coverage, including general liability, directors and officers, errors and omissions, excess entity errors and omissions and fidelity bond insurance. The Company records legal reserves and related insurance recoveries on a gross basis. As of June 30, 2015, the Company recorded legal reserves related to several matters of $3,763,850 in accrued expenses and accounts payable in the statement of financial condition.

Clearing broker - Under the clearing arrangement with the clearing broker, the Company is required to maintain certain minimum levels of net capital and comply with other financial ratio requirements. At June 30, 2015, the Company complied with all such requirements.

9. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1. SEC Uniform Net Capital Rule 15c3-1 requires the maintenance of the greater of the minimum dollar amount of net capital required, which is based on the nature of the Company's business, or $1/15^{th}$ of aggregate indebtedness, as defined and requires that the ratio of aggregate indebtedness to net capital, both as defined not exceed 15 to 1.

At June 30, 2015, the Company had net capital of $3,354,723, which was $2,683,974 in excess of required net capital of $670,749.

As described in note 2, the Company restated the June 30, 2014 financial statement. The restatement affects the originally reported net capital and excess net capital. The June 30, 2014 financial statement originally reported net capital of $1,327,974, which was $977,724 in excess of required net capital of $350,250. The restated June 30, 2014 net capital was $743,256, which was $176,848 in excess of required net capital of $566,408

10. RESERVE REQUIREMENTS AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS

The company claims an exemption from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, pursuant to paragraph k(2)(ii) of the Rule. The Company is an introducing broker or dealer that clears its securities transactions on a fully disclosed basis with a clearing broker, carries no customers' accounts, transmits all customer funds and customer securities with the clearing broker and does not otherwise hold funds or securities of customers. Because the Company claims an exemption, the Company is not required to prepare a determination of reserve requirements for brokers and dealers or provide information relating to possession or control requirements for brokers and dealers.

11. SUBSEQUENT EVENTS

Management evaluated activity of the Company through December 10, 2015, the date the financial statement was available to be issued and concluded that no subsequent events have occurred that would require recognition or disclosure.

* * * * * *